111 West Monroe Street
Chicago, IL 60603-4080

T 312.845.5125
F 312.516.3925
navarro@chapman.com

August 11, 2011

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re: Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2011 Series I
(the “Fund”)
(CIK 0001489789)

Ladies/Gentlemen:

     Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

     The Fund is a unit investment trust which will invest in a portfolio of common stocks of foreign and domestic companies and shares of closed-end investment companies. The Fund’s portfolio will be selected by a portfolio consultant, Value Architects Asset Management LLC (“Value Architects”). For selecting the Fund’s portfolio, Value Architects will be paid a portfolio consulting fee included in the Fund’s organization expenses and would be a one-time charge borne by the Fund.

     We are requesting review of the Registration Statement because prior series of the Fund have not included portfolio consultant fees. Accordingly, we request limited review of the disclosures related to the payment of the portfolio consultant fee. The Registration Statement has been prepared in substantial conformity with materials submitted on behalf of several other unit investment trusts offered by other sponsors in the past. See, e.g., MSDW Select Equity Trust Strategic Growth Large-Cap Portfolio 99-1, declared effective by the Commission on May 20, 1999 (File No. 333-74147); Van Kampen Focus Portfolios, Series 235, declared effective by the Commission on September 14, 2000 (File No. 333-40216); Matrix Unit Trust, Series 5, declared effective by the Commission on May 15, 2003 (File No. 333-103317); Claymore Securities Defined Portfolios, Series 295, declared effective by the Commission on July 26, 2006 (File No. 333-133234); and FT 1102, declared effective by the Commission on August 28, 2006 (File No. 333-133085).

     We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on September 21, 2011, or as soon as possible thereafter.

     Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

     No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

     If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,
CHAPMAN AND CUTLER LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson